Exhibit 21
Subsidiaries of First Niagara Financial Group, Inc.

	State or other
	jurisdiction of	Percentage of voting
	incorporation or	securities owned by First
Name of subsidiary	organization	Niagara Financial Group, Inc.

First Niagara Bank, N.A.	United States	100%
First Niagara REIT Holding Company, Inc.	New York	100%
First Niagara Funding, Inc.	New York	100%
First Niagara Servicing Company	Connecticut	100%